Filed by Whitman Education Group, Inc. Pursuant to Rule 425
                                               Under the Securitites Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                  Subject Company: Whitman Education Group, Inc.
                                                     Commission File No. 1-13722

                                                            Date: March 26, 2003

     On March 26, 2003, Career Education Corporation ("CEC") and Whitman Eduacation Group, Inc. ("Whitman") issued the following joint press release.

                                *****
FOR IMMEDIATE RELEASE

Contact:  Tracy K. Lorenz                          Fernando L. Fernandez
          Director of Investor Relations           Chief Financial Officer
          Career Education Corporation             Whitman Education Group
          847/585-3899                             800/445-6108
          www.careered.com                         www.whitmaneducation.com

                          CAREER EDUCATION CORPORATION
                        AND WHITMAN EDUCATION GROUP, INC.
                        SIGN DEFINITIVE MERGER AGREEMENT

                   CEC to Expand its Health Education Division

     Hoffman Estates, Ill. and Miami, Fl., (March 26, 2003) - Career Education Corporation (NASDAQ:CECO) and Whitman Education Group, Inc. (AMEX: WIX) announced today that they have signed a definitive merger agreement under which CEC will acquire all of the shares of Whitman for a combination of cash and CEC stock. The transaction will significantly enhance CEC's position in the rapidly-growing health education field.

     Under the terms of the agreement, Whitman's shareholders will receive $6.00 in cash and $8.25 in CEC common stock (for a combined consideration of $14.25) per each share of Whitman stock. The stock portion of the consideration is subject to adjustment based on CEC's average share price during a specified period prior to closing. The transaction enterprise value is expected to be approximately $230 million. For the fiscal year ending March 31, 2003, Whitman is expecting to have revenues of approximately $108 to $109 million and EBITDA, excluding expected transaction costs, of approximately $16.6 to $16.8 million. CEC anticipates the merger will be accretive to CEC's earnings per share in 2003.

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CEC and Whitman Sign Definitive Merger Agreement...2

     Phillip Frost, M.D., Chairman of Whitman, and other directors and officers who collectively own approximately 34% percent of Whitman stock, have agreed to vote their shares in favor of the merger. A vote of a majority of Whitman's outstanding common stock will be required to approve the merger. The transaction is expected to close by July 2003, and is subject to customary closing conditions including regulatory and Whitman shareholder approvals.

     "This strategic combination will benefit the shareholders, students and employees of both CEC and Whitman," said John M. Larson, CEC's Chairman, President and Chief Executive Officer. "Healthcare is a $1.4 trillion industry in the United States, and Whitman's strong position in health education will accelerate our expansion in this high-growth field. Additionally, its curricular offerings in information technology and business studies will further enhance our leadership in these fields. The merger will also increase degree options available to students throughout the CEC system, add three regionally accredited schools to the CEC network of schools and give us an additional regionally accredited online platform.

     "Whitman campuses will benefit from CEC's proven formula of investment in marketing, retention, placement and curriculum development, which has increased student population, improved placement success and driven significant gains in revenues and operating income at all schools acquired by CEC," Larson said.

                                     -more-

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CEC and Whitman Sign Definitive Merger Agreement...3

     Whitman owns and operates three quality school brands, Ultrasound Diagnostic School, Sanford-Brown College and Colorado Technical University, with 22 campuses in 13 states and a total population of approximately 9,800 students:

o Ultrasound Diagnostic Schools, founded in 1977, has a total of 14 campuses in New York, New Jersey, Pennsylvania, Massachusetts, Ohio, Maryland,
     Florida, Georgia and Texas and offers a broad platform of occupational associate degree and non-degree diploma programs in health education.

o Sanford-Brown College, founded in 1866, has four campuses in Missouri and one in Illinois and offers bachelor's and associate degree programs and non-degree diploma programs in health education, business and information technology. The health education programs include practical and registered nursing programs.

o Colorado Technical University, founded in 1965, has two campuses in Colorado and one in South Dakota and also offers online programs. Colorado Technical University offers predominately bachelor's, master's and doctoral degree programs in business and information technology. Its on-campus and online programs are accredited by North Central Association of Colleges and Schools.

                                     -more-

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CEC and Whitman Sign Definitive Merger Agreement...4

     "Together, CEC and Whitman are an excellent strategic fit, and this merger allows each school system to leverage the other's strengths," said Richard C. Pfenniger, Jr., Whitman's Chairman, President and Chief Executive Officer. "Whitman brings to CEC a solid platform for growth in health education, strong recent financial and operating performance, quality brand names with significant opportunities for expansion, additional regional accreditation, advanced degree programs and an established presence in attractive geographic markets."

     Commenting on Whitman's outlook, Mr. Pfenniger said, "Due to our continued strong performance, we are increasing our net income guidance for our current fiscal year ending March 31, 2003. We now believe that revenue will be $108 to $109 million, EBITDA will be $16.1 to $16.3 million, net income will be $7.1 to $7.3 million, and diluted earnings per share will be $0.46 to $0.47."

     The expected guidance includes approximately $0.5 million, or approximately $0.02 per fully diluted share, of expenses to be incurred in connection with the merger through the period ending March 31, 2003. Whitman's previous guidance projected revenue of $107 to $108 million, net income of $6.7 to $7.0 million, and diluted earnings per share of $0.43 to $0.45.

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CEC and Whitman Sign Definitive Merger Agreement...5

     The transaction is expected to be tax-free under U.S. federal tax law to both companies and their respective shareholders, except for the cash consideration, which may be taxable to Whitman's shareholders. CEC retained Credit Suisse First Boston, LLC to provide them with certain financial advice, while Whitman retained Legg Mason Wood Walker, Incorporated, as its financial advisor.

     CEC and Whitman will jointly host a conference call with financial analysts on Thursday, March 27, 2003 at 8:30 a.m. (Eastern Time) to discuss the merger. To participate, you can either dial (973) 317-5319 and cite "Career Education and Whitman Conference Call," or listen to the web cast at www.careered.com or www.whitmaneducation.com. A slide presentation that will accompany the conference call can be accessed live via a web cast at www.careered.com or www.whitmaneducation.com. Following the conference call, a rebroadcast will be available for 90 days at www.careered.com or www.whitmaneducation.com, or for seven days by calling (973) 709-2089 and citing code 288281.

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CEC and Whitman Sign Definitive Merger Agreement...6

     Career Education Corporation (www.careered.com) is the world's largest on-campus provider of private, for-profit postsecondary education and has a rapidly-growing presence in online education. CEC's Colleges, Schools and Universities Group operates 51 campuses in the U.S., Canada, France, the United Kingdom and the United Arab Emirates and offers master's degree, bachelor's degree, associate degree and diploma programs in the career-oriented disciplines of visual communication and design technologies, information technology, business studies, culinary arts and health education. The Online Education Group's AIU Online Division offers master's degree, bachelor's degree and associate degree programs in information technology, business administration, visual communication and education. Including the impact of CEC's acquisition of the INSEEC Group on February 18, 2003 and the proposed merger of Whitman, CEC would have 73 campuses and CEC's total student population on January 31, 2003 would have been approximately 64,900 students.

     Whitman Education Group, Inc. (www.whitmaneducation.com) is a proprietary provider of career-oriented postsecondary education. Through three wholly-owned subsidiaries, Whitman currently operates 22 schools in 13 states offering a range of graduate, undergraduate and non-degree certificate and diploma programs primarily in the fields of healthcare, information technology and business, to approximately 9,800 students.


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CEC and Whitman Sign Definitive Merger Agreement...7

Additional Information:

     Except for the historical and present factual information contained herein, the matters set forth in this release, including statements as to the expected date of the closing of the merger, future financial and operating results, expected benefits and synergies of the merger, tax treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements identified by words such as "anticipates," "expects," "projects," "plans," "will," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on information currently available to us and involve risks and uncertainties that could cause our actual growth, results, performance and business prospects and opportunities to differ materially from those expressed in, or implied by these statements. These risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry and business as detailed in CEC's Annual Report on Form 10-K for the year ended December 31, 2002 and from time to time in each of CEC's and Whitman's reports filed with the SEC. CEC and Whitman disclaim any responsibility to update these forward-looking statements.

     CEC and Whitman will file a proxy statement/prospectus concerning the proposed merger transaction with the SEC as soon as practicable. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about CEC, Whitman and the merger. You will be able to obtain the documents free of charge at the Web site maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by CEC free of charge by requesting them in writing from Career Education Corporation, 2895 Greenspoint Parkway, Suite 600 Hoffman Estates, Illinois 60195 Attention:
Investor Relations Department, or by telephone at (847) 585-3899. You may obtain documents filed with the SEC by Whitman free of charge by requesting them in writing from Whitman Education Group, Inc., 4400 Biscayne Boulevard, Miami, Florida 33137, or by telephone at (800) 445-6108.

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CEC and Whitman Sign Definitive Merger Agreement...8

     Whitman Education Group, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Whitman Education Group, Inc. in connection with the merger. Information about Whitman directors and executive officers and their ownership of Whitman stock is set forth in the proxy statement for Whitman's 2002 annual meeting of shareholders, which was filed on July 15, 2002. Investors may obtain additional information regarding such participants' interests in the merger by reading the proxy statement/ prospectus when it becomes available.

     Because the proxy statement/prospectus will contain important information about Whitman, CEC and the merger, Whitman investors should read the proxy statement/ prospectus carefully when it becomes available before making any voting or investment decisions.



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